Infinity Natural Resources, Inc.

2605 Cranberry Square

Morgantown, WV 26508

November 26, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Brian McAllister
Raj Rajan
Sandra Wall John Hodgin
Cheryl Brown Timothy Levenberg

Re:	Infinity Natural Resources, Inc.
Registration Statement on Form S-1 Filed October 4, 2024 File No. 333-282502 Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted September 27, 2024
CIK No. 0002029118

Ladies and Gentlemen:

This letter sets forth the response of Infinity Natural Resources, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 16, 2024, with respect to the above referenced Amendment No. 3 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-1

Certain Relationships and Related Party Transactions, page 150

1.   Staff’s comment: We note that the newly filed form of tax receivable agreement (exhibit 10.4) provides for the possibility of accelerated cash payments to your CEO, CFO, and other related persons. Please expand the disclosure in the first paragraph on page 58 and also in the subsection “Tax Receivable Agreement” at page 151 to quantify in each case the potential amounts of estimated lump-sum payments to each such related person. See Item 404(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 58 and 153 of the Revised Registration Statement accordingly.

Exclusive Forum, page 156

2.   Staff’s comment: We note that Section 10.6 of the newly filed form of amended charter (exhibit 3.3) provides in part that “the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.” Please expand the disclosure at page 156 to note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 157-158 of the Revised Registration Statement accordingly.

Report of Independent Registered Public Accounting Firm, page F-18

3.    Staff’s comment: Please amend your registration statement to have your auditor remove the language in the third paragraph which states “and in accordance with auditing standards generally accepted in the United States of America.” Please refer to PCAOB Auditing Standard 3101. This comment also applies to audit report on Infinity Natural Resources, LLC included in page F-23.

Response: The Company’s auditors have removed “and in accordance with auditing standards generally accepted in the United States of America” from their report for Infinity Natural Resources, Inc. in the Revised Registration Statement. However, the Company’s auditors have informed the Company that Infinity Natural Resources, LLC does not meet the definition of an issuer1, as defined by the Sarbanes-Oxley Act of 2002, because, while Infinity

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The term “issuer” means an issuer (as defined in section 3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the securities of which are registered under section 12 of the Exchange Act, or that is required to file reports under section 15(d), or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933, as amended, and that it has not withdrawn.

Natural Resources, LLC holds Infinity Natural Resources, Inc.’s operating entities, Infinity Natural Resources, LLC has not filed a registration statement. Therefore, Infinity Natural Resources, LLC is considered a “nonissuer.” The Compliance with Standards Rule (ET section 1.310.001) of the American Institute of Certified Public Accountants (“AICPA”) Code of Professional Conduct establishes that the Public Company Accounting Oversight Board (“PCAOB”) is designated to establish standards relating to the preparation and issuance of auditor’s reports for issuers and that the Auditing Standards Board of the AICPA is designated to establish standards related to the preparation and issuance of auditor’s reports for nonissuers. Therefore, auditors in the United States are required to conduct audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”) for audits of nonissuers even when a regulator (e.g., the SEC) requires such audits to be conducted in accordance with the standards of the PCAOB (see AICPA AU-C 700.44). GAAS does permit auditors to perform audits in accordance with both GAAS and the standards of the PCAOB. For circumstances in which an auditor of a nonissuer performs an audit in accordance with both GAAS and the standards of the PCAOB, AICPA AU-C 700.44 requires auditors to use the form of report required by the standards of the PCAOB, amended to state that that audit was also conducted in accordance with GAAS. Therefore, the Company’s auditors have removed “and in accordance with auditing standards generally accepted in the United States of America” in their report for Infinity Natural Resources, Inc. in the Revised Registration Statement, but such reference will remain in the report for Infinity Natural Resources, LLC in the Revised Registration Statement and in future filings on Form S-1.

Exhibits

4.    Staff’s comment: We note your response to prior comment 10. Please revise your prospectus to make clear, as you stated in your letter, that the contract with the 49% customer is only for six months and is not a contract on which your business is substantially dependent.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 39 of the Revised Registration Statement accordingly.

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The Company respectfully requests the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Matthew R. Pacey, P.C. or Michael W. Rigdon, P.C. of Kirkland & Ellis LLP at (713) 836-3786 or (713) 836-3647, respectively, with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

INFINITY NATURAL RESOURCES, INC.

By:	/s/ Zack Arnold
Name:	Zack Arnold
Title:	President and Chief Executive Officer

Enclosures

cc:	David Sproule, Executive Vice President and Chief Financial Officer
Raleigh Wolfe, General Counsel Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Michael W. Rigdon, P.C., Kirkland & Ellis LLP

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